October 28, 2024

Guilherme Perboyre Cavalcanti
Chief Financial Officer
JBS S.A.
Av. Marginal Direita do Tiet   500, Bloco I, 3rd Floor
CEP 05118-100
S  o Paulo, SP, Brazil

        Re: JBS S.A.
            Annual Report on Form 20-F
            For the Year Ended December 31, 2023
            File No. 333-155412
Dear Guilherme Perboyre Cavalcanti:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   John Vetterli